UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium U.S. Retail 401(k) Savings Plan

Calgary, Alberta

We have audited the accompanying statements of net assets available for benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, as of December 31, 2015 and 2014 and for the year ended December 31, 2015, the Plan adopted the new accounting guidance in Accounting Standards Update 2015-12 “Plan Accounting (Topics 960, 962 and 965) – (Part II): Plan Investment Disclosures” to simplify the investment disclosure requirements.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Agrium U.S. Retail 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 20, 2016

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31

(U.S. dollars)

	2015	2014
Assets
Investments at fair value (note 5):
Common trust funds	355,053,877	330,359,235
Mutual funds	302,041,406	316,402,080
Common stock	41,368,121	45,727,947

Total investments	698,463,404	692,489,262

Receivables:
Employer contributions	13,437,425	13,067,176
Employee contributions	7,940	—
Notes receivable from participants	12,053,146	11,285,232

Total receivables	25,498,511	24,352,408

Net assets available for benefits	723,961,915	716,841,670

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(U.S. dollars)

2015
Additions
Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	(14,712,725)
Interest and dividends	10,605,514

(4,107,211)

Contributions:
Employer	29,333,379
Participant	29,938,688
Rollover	3,050,917

62,322,984

Interest income on notes receivable from participants	494,644
Affiliated plan transfers and other	3,575,128

Total additions	62,285,545

Deductions
Distributions paid to participants	54,699,739
Administrative expenses	465,561

Total deductions	55,165,300

Net increase	7,120,245
Net assets available for benefits:
Beginning of year	716,841,670

End of year	723,961,915

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2015 and 2014

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Crop Production Services, Inc. (CPS or the Company) is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a subsidiary of Agrium Inc.

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2015 and December 31, 2014 was T. Rowe Price Trust Company.

(a)	Participant eligibility, plan entry, and contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

The Company contributes a matching contribution in the amount of 100% up to the first 4% of the participants’ elective compensation contributions. The Company may also make discretionary additional contributions based on financial results. For 2015, discretionary additional Company contributions totaled $12,648,722. Participants may elect to contribute up to 75% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. CPS company matching contributions (and associated earnings) are 100% vested without regard to participants’ years of service. However, all discretionary additional CPS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than three	50%
Three or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce CPS company contributions or pay Plan administrative expenses. During 2015, forfeitures applied to Company contributions totaled $270,829. The balance of forfeited nonvested accounts was not significant at December 31, 2015 or 2014.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2015 and 2014

(U.S. dollars)

(c)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the CPS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. CPS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Agrium Inc. common stock may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

(e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

(f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. Loans outstanding as of December 31, 2015 bear interest rates ranging from 4.25 percent to 10.5 percent. A participant may have no more than one outstanding loan at any one time.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2015 and 2014

(U.S. dollars)

(g)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Recent accounting pronouncements

The Plan adopted the provisions of Accounting Standards Update (ASU) 2015-12 (Part II), “Plan Accounting (Topics 960, 962 and 965): Plan Investment Disclosures.” This ASU eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits, eliminates the net appreciation or depreciation for investments by general type, and requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. The Plan has adopted this standard as Plan management believes this presentation is more relevant to the users of the financial statements. Accordingly, the accounting change has been retrospectively applied to the prior period presented, as required.

(c)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(d)	Distributions

Distributions are recorded when paid. Distributions of approximately $112,149 were requested, but not yet paid, at December 31, 2015.

(e)	Valuation of investments and income recognition

As of December 31, 2015 and 2014, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2015 and 2014

(U.S. dollars)

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at fair value based on the quoted net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at fair value based on the NAV of the observable market prices of the underlying assets held by the fund less liabilities.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(f)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has since been amended. However, the Company and Plan management believe that the Plan is currently

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2015 and 2014

(U.S. dollars)

designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

(a)	Fair value of plan investments by hierarchy level

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total Fair Value
Mutual funds	302,041,406	—	302,041,406
Common trust funds (i)	—	355,053,877	355,053,877
Common stock	41,368,121	—	41,368,121

Total assets at fair value	343,409,527	355,053,877	698,463,404

(i)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total Fair Value
Mutual funds:	316,402,080	—	316,402,080
Common trust funds (i)	—	330,359,235	330,359,235
Common stock	45,727,947	—	45,727,947

Total assets at fair value	362,130,027	330,359,235	692,489,262

(i)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

(b)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2015 and 2014

(U.S. dollars)

techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2015, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.	PLAN AMENDMENTS

Effective January 1, 2015, participants may not direct the investment of more than 20 percent of the participant’s pretax contributions or catch-up contributions nor more than 20 percent of any Company contributions into the Agrium Company Stock Fund. Additionally, no participant may transfer their participant accounts from one investment fund to the Agrium Company Stock Fund to the extent that such transfer would cause the value of the participant’s interest in the Agrium Company Stock Fund to exceed 20 percent of the total value of the participant’s accounts.

9.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 20, 2016, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2015.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2015

Employer Identification Number: 91-1589568

Plan Number: 007

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
	DFA Inflation Protected Securities I	Mutual Fund	3,744,039
	Dodge and Cox Stock Fund	Mutual Fund	15,594,317
	Prudential Core Plus Bond Trust	Common Trust Fund	7,552,674
	PZENA International Expanded Value Trust	Common Trust Fund	5,533,250
	Wasatch Core Growth Institutional	Mutual Fund	9,364,244
	Vanguard Institutional Index Fund	Mutual Fund	139,867,525
*	T. Rowe Price U.S. Treasury Money Market Trust	Common Trust Fund	96,153,218
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	66,242,017
*	Agrium Inc. Common Stock	Common Stock	41,368,121
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	46,615,708
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	45,543,939
	Vanguard Total Bond Market Index Fund	Mutual Fund	30,930,961
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	30,425,036
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	24,341,083
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	26,828,270
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	23,222,102
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	20,044,712
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	20,022,155
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	11,522,305
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	7,185,481
	American New Perspectives Fund	Mutual Fund	8,937,658
	Vanguard Short Term Bond Index Fund ADM	Mutual Fund	5,028,681
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	5,505,497
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	2,912,850
	Vanguard Total World Stock Fund	Mutual Fund	2,287,252
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	1,690,309

	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 10.5%, secured by the related participant’s vested account balance, maturing through 2030.	12,053,146

	Total assets held at end of year		710,516,550

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2016	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/S/ Angela S. Lekatsas
Angela S. Lekatsas
Vice President & Treasurer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP